UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CNX Coal Resources LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

12592V100
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

July 2, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,963,538
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,963,538
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,963,538
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,524,900
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,524,900
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,524,900
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 719,300
9 Sole Dispositive Power 0
10 Shared Dispositive Power 719,300
11	Aggregate Amount Beneficially Owned by Each Reporting Person 719,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,805,600
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,805,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,805,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,488,438
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,488,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,488,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.5%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment”), relating to common units (“Common Units”) of CNX Coal Resources LP, a Delaware limited partnership (the “Issuer” or the “Company”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13D filed with the SEC on July 7, 2015, as amended by Amendment No. 1 filed with the SEC on October 6, 2017.  This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), and DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight Inc., DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership (“GCLP”), Greenlight Capital Qualified, L.P., a Delaware limited partnership (“GCQP”), and Greenlight Capital Offshore Partners (“GCO”), a British Virgin Islands partnership. Advisors acts as the investment manager for a managed account (the “Managed Account”). DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“GGOM”), and for Greenlight Capital (Gold), LP, a Delaware limited partnership (“GGLP”). GCLP, GCQP, GCO, the Managed Account, GGOM, GGLP and the Reporting Persons are referred to herein collectively as “Greenlight.”

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Units reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any Common Units, if applicable.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

Item 5 is amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages.

The percentages reported herein are based on there being 15,909,323 Common Units outstanding as of April 18, 2018, as reported in the Quarterly Report on Form 10-Q filed by the issuer with the SEC on May 3, 2018.

(c)   On July 2, 2018, Greenlight effected an internal reallocation of shares of the Company’s Common Stock among the Greenlight entities.  In connection therewith, GCO transferred 319,800 Common Units and GCLP, GCQP, GGLP and GGOM acquired 14,500 Common Units, 20,200 Common Units, 103,600 Common Units and 181,500 Common Units, respectively.  For these purposes, Common Units were valued at $14.80 per share.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      July 5, 2018

Greenlight Capital, Inc.

By: /s/ Harry Brandler
    Harry Brandler
    Chief Financial Officer

DME Advisors GP, L.L.C.

By: /s/ Harry Brandler
    Harry Brandler
    Chief Financial Officer

DME Advisors, L.P.

By: /s/ Harry Brandler
    Harry Brandler
    Chief Financial Officer

DME Capital Management, LP

By: /s/ Harry Brandler
    Harry Brandler
    Chief Financial Officer

/s/ Harry Brandler**
Harry Brandler, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing the signatory to sign and file this Schedule 13D on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Person with respect to the common stock of NCR Corporation, is hereby incorporated by reference.